FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 333-83166


For the month of March 2003

                               Grohe Holding GmbH
                     Hauptstrasse 137, 58675 Hemer, Germany

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F |X|  Form 40-F | |

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes | |  No |X|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                              Grohe Holding GmbH
                                                                  (Registrant)


06 March 2003                               By: /s/ Michael Grimm
                                                --------------------------------
                                            Name:   Michael Grimm
                                            Title:  Chief Financial Officer


06 March 2003                               By: /s/ Heiner Henke
                                                --------------------------------
                                            Name:   Heiner Henke
                                            Title:  Principal Accounting Officer



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NOTICE OF COMMENCEMENT OF SOLICITATION OF CONSENTS TO INDENTURE AMENDMENTS AND
WAIVERS IN RELATION TO THE 11.5% SENIOR NOTES DUE 15 NOVEMBER 2010 (ISIN XS0142151405 AND XS0119612827) OF GROHE HOLDING GMBH

Grohe Holding GmbH (the "Company") proposes to seek consent from holders of at least a majority in principal amount of its 11.5% Senior Notes due 2010 (the "Notes") to certain amendments and waivers (the "Proposed Amendments and Waivers") to certain provisions of the indenture (the "Indenture") governing the Notes (the "Consent Solicitation").

If given effect, the Proposed Amendments and Waivers would (a) permit the Company to repay a portion of its shareholder loans, (b) permit certain subsidiaries of the Company, in connection with a contemplated refinancing of their senior secured credit facility (the "Refinancing"), to secure a greater amount of indebtedness than currently exists, (c) permit certain subsidiaries of the Company to incur, in connection with the Refinancing, a greater amount of indebtedness senior to the Notes than currently exists and (d) clarify that the Company may form a supervisory board with an equal number of shareholder and employee representatives, which will constitute a Shareholder-elected board as defined in the Indenture, without triggering a change of control under the Indenture.

The Consent Solicitation commenced on 6 March 2003 and will expire at 5:00 P.M. central European time on 19 March 2003, unless extended.

Those persons and entities who are holders of record of Notes on 6 March 2003 (the "Holders") may request a complete copy of the terms and conditions of the Consent Solicitation and of the Proposed Amendments and Waivers, which we urge Holders to consult, from The Bank of New York, London Branch, at One Canada Square, London E14 5AL, England or The Bank of New York (Luxembourg) S.A. at Aerogolf Center, 1A Hoehenhof, L-1736 Senningerberg, Luxembourg.

Credit Suisse First Boston (Europe) Limited, Credit Suisse First Boston LLC, Merrill Lynch International and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint solicitation agents for the Consent Solicitation. Questions regarding the Consent Solicitation may be directed to Guy Douglas (tel. +44-207-888-1780) or Mark Walsh (tel. +44-207-888-7264) at
Credit Suisse First Boston (Europe) Limited and Frits Prakke (tel. +44-207-995-1640) or Abdulla Boulsien (tel. +44-207-995-4319) at Merrill Lynch
International.